ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 5, 2013	Adam M. Schlichtmann
T+1 617 951 7114
F+1 617 235 7346
adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund II (File Nos. 812-14076 and 333-186044) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940 (the “1940 Act”), as amended and the Securities Act of 1933, as amended (the “Securities Act”) filed on January 15, 2013, which were provided to Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Fund, by letter received on February 21, 2013. The comments, together with the Fund’s responses, are set forth below.

General

1.	Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the Distribution and Service fees to be received by the Distributor and any potential reimbursements of expenses which may be paid to the Distributor by the Fund as discussed under the caption “Subscription for Shares.”

Response: FINRA has been provided with the information it has requested in order to review the proposed distribution terms and arrangements of the transaction, which includes the Fund’s prospectuses. The Fund has requested exemptive relief from FINRA that, if granted, will permit the Fund to operate under FINRA Rule 2830. There is currently no intention that the Fund would reimburse expenses of the Distributor and, accordingly, there is no disclosure in the Fund’s prospectuses relating to any such reimbursement.

2.	The summary section of the prospectus discloses that the Fund will invest directly or indirectly in investment funds, including investment funds that will invest in derivatives. Please summarize in this section, and disclose the types of derivative investments to which the Fund’s assets may be exposed. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

- 2 -	March 5, 2013

Response:

The Fund acknowledges the letter referred to in the comment. The Fund has added disclosure responsive to this comment.

As noted above, the Master will make its investment in these funds either directly or indirectly. Explain how the Master intends to make indirect investments in investment funds.

Response: A portion of the Master Fund’s assets may be invested in a wholly-owned and controlled subsidiary of the Master Fund, which, in turn, may invest in investments funds. The Fund has clarified its disclosure in this regard. Although the subsidiary is not an investment company subject to the 1940 Act, the Fund confirms that the subsidiary voluntarily will enter into an investment advisory agreement with the Fund’s investment adviser pursuant to the requirements of §15(a) of the 1940 Act, and will voluntarily comply, on a consolidated basis with the Master Fund, with the provisions of §17 (affiliated transactions, custody and fidelity bond), §18 (capital structure and leverage) and §31 (books and records) of the 1940 Act. The Fund further confirms that the subsidiary’s financial statements will be consolidated with the Fund’s financial statements and the subsidiary will comply, on a consolidated basis with the Master Fund, with the pricing and accounting provisions of the 1940 Act.

3.	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example:

•

reformat the disclosures appearing in all capital letters on the prospectus cover, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold),

•

clarify the meaning of the following disclosure appearing on Page 27 of the Class I prospectus: “In addition, the terms of such investments may prohibit or impose significant limitations on the holders of investments to sell or otherwise transfer interests in such investments,” and lastly

•

explain the meaning of the underlined term used in this context in the following sentence: “Legal, tax and regulatory developments that may adversely affect the Fund or the Master Fund could occur during the term of the Fund or the Master Fund that may adversely affect the Fund or the Master Fund.”

Response: The first two requested changes have been made. In response to this comment, the Fund has revised the disclosure referred to in the third bullet above.

- 3 -	March 5, 2013

4.	The EDGAR filing system tracks series and classes of investment companies. Absent proper identification of each series and class affected by a filing, the filing is not deemed effective with respect to the intended series or class. As stated in footnote 5 to the expense table “the Fund intends to operate pursuant to an exemptive order that has been granted by the SEC to permit the Fund to offer multiple classes of shares.” Clarify whether in connection with this order a system exists, or is contemplated to permit the Fund to identify its classes in the EDGAR system similar to the manner done by open-end funds.

Response: It is our understanding that the EDGAR filing system does not track series and classes of closed-end investment companies. The Fund notes that other closed-end investment companies have been granted similar exemptive relief and currently offer multiple classes of shares in a single effective registration statement (e.g., Permal Hedge Strategies Fund) without series or class identifiers.

5.	Remove the “Table of Content” header appearing at the top of every page in the filing.

Response: The requested change has been made.

Prospectus Cover

6.	The Fund is structured as a feeder fund in a master-feeder arrangement that offers Fund shares in several classes. This structure may suggest that the Fund is an open-end fund. Accordingly, add disclosure like that which follows to the cover to dispel any notion that the Fund may be an open-end fund. For example, disclose that: unlike an open-end fund the Fund does not provide liquidity, shareholders may not be able to sell their shares, and that the Fund as a feeder fund is a separate closed-end fund and not a series of a single fund.

Response: Disclosure responsive to this comment has been added.

Prospectus

Summary of Terms

Investment Strategy – Page 1

7.	Disclosure in the summary and elsewhere indicates that the Master Fund pursues its investment objective by:

“directly or indirectly investing in non-traditional or “alternative” strategies by investing in investment partnerships, managed funds, corporations, securities and other assets held in segregated accounts and other investment funds, which may include investment funds commonly referred to as “hedge funds” (“Investment Funds”), generally managed by outside parties (the “Portfolio Managers”), that invest in or trade in a wide range of investments (including, but not limited to, equities and fixed income securities, currencies, derivative instruments, futures contracts, options on futures contracts, and commodities) as more fully described under “Investment Objective and Strategies.”

- 4 -	March 5, 2013

Explain to the staff, supplementally, what the first underlined clause means, i.e., the type of fund investment that this constitutes. For example, what type of investment is an investment in “other assets held in segregated accounts.” With respect to the second underlined word, “generally,” explain whether portfolio managers may be affiliated, i.e., use of the word generally suggests that sometimes they may be outside parties and sometimes they may be affiliated managers. Lastly, with respect to the last underlined clause, particularly the “not limited to” portion thereof, indicate that these funds may invest without limit.

Response: The Fund has deleted the first underlined clause. With respect to the second underlined word, the Fund acknowledges the limitations imposed by Section 17 of the 1940 Act and confirms to the staff that it intends to comply with applicable law in this regard. The Fund does not intend to invest in any Investment Fund that is managed by an “affiliated person” (as defined in the 1940 Act) of BAAM. With respect to the last underlined clause, the requested change has been made.

Risk Factors – Page 6

8.	Disclosure on this page indicates that the Master Fund may invest in put options or utilize futures contracts. With respect to this activity, clarify, in the strategy discussion, whether the Fund may purchase and sell these instruments, whether the options may be OTC and/or exchange traded and whether they may be domestic or European style options.

Response: Disclosure responsive to this comment has been added.

Subscription for Shares – Page 9

9.	The second paragraph discusses the purchase process during the initial and continuous offerings. Revise the discussion so as to clarify whether federal funds are required for both offerings and to better define the “effective date” of a purchase.

Response: The requested changes have been made.

Exculpation, Indemnification, etc. – Page 14

10.

Disclosure hereunder discusses the provision of indemnification to trustees and officers with respect to all liabilities under various situations, except in situations involving adjudication on the merits of a matter where covered persons engaged in a prohibited conduct. With respect to this matter, at an appropriate location, add disclosure which confirms that, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the 1940 Act, including i) where liability has not been adjudicated, ii) where the

- 5 -	March 5, 2013

matter has been settled, or iii) in situations involving an advancement of attorney’s fees or other expenses, the Fund will follow Commission policy regarding such matters, including such policy as set forth in Release No. 11330. See, Investment Company Act Release No. 11330 (September 2, 1980).

Response: Disclosure responsive to this comment has been added.

Summary of Fees and Expenses – Page 17

11.	Revise the footnote 4 so as to explain more fully the bridge financing transaction referenced in the footnote. If a specific acquisition is contemplated add appropriate disclosure describing that transaction.

Response: The requested change has been made.

Investment Objective and Strategies

Investment Objective – Page 20

12.	Disclosure hereunder states that the Fund’s investment objective is not fundamental and can be changed by the board of trustees without shareholder approval. Confirm that the Fund will provide shareholders with written notice of any such change.

Response: The Fund confirms that it will provide shareholders with written notice of any such change.

Investment Strategy

13.	The second paragraph discusses BAAM’s experience in managing multi-manager funds. The second and third sentences of that paragraph should be toned down, or otherwise revised so as to alter the statements or concepts therein that might tend to overstate certain matters of fact. Specifically, delete the indicated words and phrases from the following quoted passage:

“As a result of its experience managing “multi-manager” funds since 1990, BAAM has developed rigorous criteria for evaluating, selecting and monitoring outside managers. BAAM believes that its extensive due diligence and Portfolio Manager evaluation processes enable it to identify Portfolio Managers with investment styles and strategies that may produce the attractive risk-adjusted returns sought by the Master Fund and the Fund.”

Response: The Fund has revised the relevant disclosure in response to this comment.

- 6 -	March 5, 2013

Risks – Page 24

14.	Add the following statement, which appears in the second paragraph, to the lead-in statement ahead of the bullets on the prospectus cover: “Investment in the Fund involves a high degree of risk.”

Response: The requested change has been made.

15.	The next sentence indicates that only sophisticated investors may purchase Fund shares. Earlier disclosure states that Fund shares are sold only to accredited investors as defined in Regulation D under the Securities Act. Either confirm to the staff that it is accepted industry practice to deem accredited investors to be sophisticated investors or revise this disclosure.

Response: The Fund has revised its disclosure to indicate that accredited investor status is the eligibility requirement for purchasing Fund shares.

Risks Associated With BAAM and the Operation of the Fund

Diversification – Page 25

16.	Disclosure under this caption discusses the lack of limits as to the markets, trading styles and asset categories in which the Master Fund may invest, how the investment funds will typically provide further diversification through their own investment portfolio and that the Fund and the Master Fund may change their diversification guidelines. Some investors may infer from this disclosure that the Funds are diversified. Add disclosure to this discussion that clearly states that both Funds are non-diversified funds. Further, revise the second paragraph of this disclosure to clarify the significance of a change of the Fund’s and Master Fund’s diversification guidelines.

Response: The requested change has been made.

Repurchase In Kind; Liquidating SPVs – Page 27

17.	A sentence in the second paragraph states that: “Such repurchase proceeds may include, without limitation, interests in a special purpose vehicle or some other method (or combination thereof), which the Board of Trustees determines to be equitable under the circumstances.” The use of the highlighted term in this context is not clear. Please revise or clarify this disclosure.

Response: The highlighted term has been deleted. The Fund notes that the Board of Trustees would make a determination regarding the payment of repurchase proceeds in-kind in light of specific facts and circumstances in a particular case, and the disclosure regarding interests in a special purpose vehicle is intended to serve as an example of one possible outcome of the Board’s determination.

- 7 -	March 5, 2013

Borrowing by the Fund; Investments are Leveraged – Page 28

18.	Delete the redundant disclosure in Items (b) and (c) in the paragraph under this caption. Disclose the Funds’ borrowing limit or, if applicable, disclose that each Fund may borrow up to 1/3 of Fund assets, i.e., the full statutory limit.

Response: The requested changes have been made.

Risks Arising from Investment Activities of the Investment Funds

Investment Funds’ Exposure to Lehman Brothers Bankruptcy and Its Affiliates’ Insolvency – Page 36

19.	Disclosure hereunder indicates that some investment funds may currently have exposure to various Lehman entities on which they have not been able to recover. It is also stated that some investment funds may take steps to segregate these investments so as to limit the impact to only existing investors. Disclose these risks in the summary.

Response: The Fund does not believe exposure to Lehman entities is a principal risk of investing in the Fund and this disclosure has been moved from the prospectus to the SAI.

Risk of Indirectly Investing in “Side Pockets” – Page 41

20.	Add the substance of the first sentence and the penultimate sentence of this paragraph to the summary. Similarly, include in that information the substance of the earlier discussion regarding restrictions and gates appearing on page 31, as well as the information regarding lockups and suspensions referenced on page 60.

Response: The Fund has added the requested disclosure regarding side pockets and lockups. The Fund notes that risk disclosure regarding gates and suspensions appears on page 3.

Management of the Fund

Management Agreement – Page 50

21.	Revise the following disclosure so as to clearly indicate the persons primarily responsible for day to day management of the Fund and Master Fund: “Alberto Santulin and John (JT) Shields, in conjunction with the entirety of BAAM’s Investment Committee and with the support of a team of other individuals employed by BAAM, have day-to-day management responsibilities for the Fund and the Master Fund.” See Item 9.1.c. of Form N-2. The current format suggests that the two portfolio managers, the committee, and the team are all primarily responsible for day to day management of the Fund and Master Fund.

Response: The requested clarifications have been made.

- 8 -	March 5, 2013

Subscription for Shares

The Offering – Page 54

22.	Disclosure in the first paragraph states that: “The Fund will not commence investment operations until the termination of the initial offering period.” Disclose if BAAM will be paid the 1.25% advisory fee during this time. Disclosure in the fourth paragraph states that: “If a closing does not occur, the subscription amount will be returned to the investor.” Confirm supplementally that this policy applies to both offerings.

Response: The Fund confirms that BAAM will not be paid the advisory fee during the initial offering period and has revised disclosure accordingly. The Fund also confirms that if the closing of an offering during the continuous offering period does not occur, the subscription amount associated with such offering will be returned to the investor.

Repurchases and Transfers of Shares

Repurchases of Shares – Page 59

23.	Disclosure hereunder indicates that shareholders tendering all of their shares for repurchase will receive 90% of the unaudited net asset value of their shares; but that if they tender less than all of their shares they will receive a single payment of 100% of such value. Please explain how this dissimilar treatment of shareholders satisfies the requirement of Rule 13e-4 under the Securities Exchange Act of 1934 that the offer be open to all security holders.

Response: The Fund confirms that the offer is open equally to all shareholders. With respect to the payments, the Fund believes that its payment approaches are consistent with rule 13e-4(f)(8). Regardless of whether a tendering shareholder tenders 100% or a lesser portion of his or her shares, he or she will receive the net asset value thereof. The approaches to payment are intended to facilitate net asset value error correction, not to vary the amount of consideration a tendering shareholder may receive. To the extent that information becomes available during the course of the Fund’s audits that materially impacts the calculation of the Fund’s net asset values per share, the Fund believes that the two step payment process described in the prospectus could facilitate reprocessing shareholder transactions in a manner that reduces the likelihood that the Fund will have lost money. To the extent that the two payment approaches are considered to represent two types of consideration (which the Fund does not concede), we note that rule 13e-4(f)(10) provides that paragraph (f)(8)(ii) of rule 13e-4 does not prohibit offering more than one type of consideration as long as the highest consideration of each type is paid to any security holder receiving that type of consideration. In the case of the Fund, if a shareholder chooses to tender greater than or equal to 90% of his or her holdings, a promissory note will be issued to him or her entitling the shareholder to a two-step payment using the process described in subparagraph A of the disclosure on page 59 of the prospectus. Alternatively, if a shareholder chooses to tender less than 90% of his or her holdings, a different form of promissory will be used; the alternative form of promissory note will entitle the shareholder to a single payment as described in subparagraph B of the disclosure on page 53 of the prospectus. Each shareholder receiving payments under the form of promissory note

- 9 -	March 5, 2013

corresponding to subparagraph A will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph A. Similarly, each shareholder receiving a payment under subparagraph B will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph B.

Forced Redemption – Page 61

24.	Disclosure hereunder states that the Fund may repurchase an investment sold without the Fund’s consent or cause a shareholder to sell his investment for “any reason deemed advisable by the Board” including those reasons listed in the bullet points. Delete or explain why the above highlighted clause should not be viewed as being overly broad. The next sub-caption, “Transfer of Shares” on page 62 states that shares may only be sold with written consent or by operation of law. Since shares may only be sold in the latter two instances, explain to the staff the instances to which the policies set forth under the “Forced Redemption” sub-caption are designed to cover.

Response: The Fund believes that the instances to which the policies set forth under the “Forced Redemption” sub-caption are clearly described in the bulleted list, and related language, under that sub-caption. The Fund does not view its policies limiting transfers of Shares (please note in this regard that transfers of Shares involve transactions between a Shareholder and a third-party purchaser or transferee, while forced redemptions are transactions between a Shareholder and the Fund) as mitigating the need for a potential forced redemption. For example, the Board may consider it advisable to redeem compulsorily Shares owned by a Shareholder found to have made misrepresentations on his or her subscription document. The Fund’s Agreement and Declaration of Trust confers this power on the Trustees, and the Fund believes its disclosure on this point is adequate.

Description of Shares – Page 64

25.	The fifth paragraph discusses requirements for the authorization of actions by the Fund and sets forth a list of actions to which the policy applies, including: “(iv) the issuance or transfer by the Fund of any securities issued by the Fund to any other person or entity for cash, securities or other property (or combination thereof)...” Delete the highlighted disclosure. See §23(a) of the 1940 Act.

Response: The Fund believes that the disclosure in question is appropriate and is not inconsistent with Section 23(a) of the 1940 Act. The Fund notes that Section 23(a) of the 1940 Act permits a closed-end investment company, such as the Fund, to issue its securities for cash or securities or other property as a dividend or distribution to its security holders or in connection with a reorganization.

- 10 -	March 5, 2013

26.	The latter part of the paragraph notes that the provisions referenced in the paragraph are anti-takeover provisions and that they may have the effect of discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. Add to this disclosure that such provisions may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

Response: The requested change has been made.

APPENDIX A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS – Page 75

27.	Disclosure in the second paragraph states that: “The returns of share classes of the Other Funds that do not pay any fees have been excluded from the composite; the returns of fee-paying share classes of the Other Funds are shown net of the actual fees and expenses incurred by the Other Fund.” The disclosure must include either actual or Fund fees. This disclosure does not now include the required SEC standard 1, 5, 10 years, and since inception performance information. Please revise the information so as to add the required information.

Response: There are placeholders for performance over 1, 5 and 10 year periods and the performance data for those periods will be provided in a subsequent amendment. The returns of share classes of the Other Funds that do not pay any fees have been excluded from the composite because, in the Fund’s view, including the returns of these share classes would systematically increase the reported performance of the Other Funds composite. The Fund believes that omitting the performance of Other Fund share classes that do not bear any fees results in a more meaningful composite performance for potential investors. The Fund submits that its disclosure is clear in this regard.

28.	Disclosure at the bottom of page 76 states:

“The volatility of the indices presented may be materially different from that of the performance of the Other Funds. In addition, the indices employ different investment guidelines and criteria than the Other Funds; as a result, the holdings in the Other Funds may differ significantly from the securities that comprise the indices. The performance of the indices has not been selected to represent an appropriate benchmark to compare to the performance of the Other Funds, but rather is disclosed to allow for comparison of the Other Funds’ performance to that of well-known and widely recognized indices.”

Delete the information or more fully explain the basis for its inclusion. Also provide any precedent for this manner of utilizing benchmarks in performance disclosure. We may have additional comments regarding this matter.

- 11 -	March 5, 2013

Response: As noted in the current disclosure, the performance of the indices is included to enable investors to compare the Other Funds’ performance to the performance of well-known and widely recognized indices. In the context of open-end funds, the SEC has stated that “[index comparison disclosure] is designed to permit a comparison of the performance of the fund with ‘the market,’ and to put the narrative discussion into perspective.” See Investment Company Act Release No. 19382 (April 6, 1993). The staff has further stated that Form N-1A “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.” Id. The fund believes that the HFRI Fund of Funds Composite Index reflects the “fund of hedge funds” market, the HFRI Equity Hedged Index reflects the market of hedge funds that have an equity hedge strategy, and the S&P 500 Total Return Index reflects the equities market. The Fund has clarified its disclosure in this regard.

Statement of Additional Information

FUNDAMENTAL INVESTMENT POLICIES – Page 2

29.	Disclosure in the seventh paragraph following the list of fundamental restrictions indicates that the industry concentration policy of each of the Fund and Master Fund does not preclude it from investing 25% or more of its total assets in issuers in a group of industries, for among other reasons, “in order to remain fully invested, including during the period during which the net proceeds of the offering are being invested. For purposes of this fundamental investment policy, Investment Funds are not considered part of any industry or group of industries.” With respect to the first highlighted text, Fund’s may not remain uninvested beyond the six month period following the offering without seeking shareholder approval to change their investment objective. See Guide 1 to Form N-2. Explain to the staff the basis for the second highlighted policy, i.e., the above policy stating that investment funds are not considered part of any industry or group of industries. We may have additional comments.

Response: The Fund will invest the proceeds of its offering within six months. With respect to the second highlighted text, the disclosure in question is intended to clarify that the Fund’s policy not to concentrate in “a particular industry or group of industries” does not limit the Fund’s ability to invest more than 25% of its assets in Investment Funds. As described in the prospectus, under normal circumstances at least 80% of the Master Fund’s net assets, plus the amount of borrowings (if any) for investment purposes, will be invested, directly or indirectly, or held pending investment in, Investment Funds. The Fund believes that its clarifying statement about its concentration policy is consistent with the general view among operators of funds of funds that the underlying funds or accounts in which the funds of funds invest are not part of an “investment fund industry” or “investment fund group of industries.”

- 12 -	March 5, 2013

30.	The last sentence of this paragraph states that: “For purposes of determining compliance with Fundamental Investment Restriction (2) (regarding industry concentration), neither the Fund nor the Master Fund will consider portfolio investments held by the Investment Funds.” Will this be true if the investment fund is managed by an affiliate, as indicated earlier on page 2 of the Class I prospectus.

Response: As noted in response to comment 7, the Fund acknowledges the limitations in Section 17 of the 1940 Act and intends to comply with applicable law in this regard. The Fund does not intend to invest in any Investment Fund that is managed by an “affiliated person” (as defined in the 1940 Act) of BAAM.

MANAGEMENT

Board Composition and Fund Leadership Structure – Page 41

31.	Revise this discussion so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

Response: Separate tables have been provided for the independent and interested trustees.

* * * * *

On behalf of the Fund, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann